Exhibit 11
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended
	March 31,
	2010	2009
	(In thousands, except per share data)
BASIC
Net loss available to common	$(8,824)	$(1,594)
Shareholder / Weighted Average Shares	3,737	3,735

Basic loss per Share	$(2.36)	$(0.43)

DILUTED
Net loss available to common	$(8,824)	$(1,594)
Shareholder / Weighted Average Shares	3,737	3,735

Diluted loss per Share	$(2.36)	$(0.43)

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